THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

February 4, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

RE:	Grace 1, Inc.
Amendment No. 3 to
Form 10-KSB/A
For the Fiscal Year Ended May 31, 2008
Filed February 2, 2009
File No.: 000-52061

Dear Ms. Jenkins:

Pursuant to our telephone conversation with the Staff on February 3, 2009 regarding the above-captioned matter, please be advised that simultaneously with the delivery of this letter, we are filing Amendment No. 4 to the Registrant’s Annual Report for the fiscal year ended Form 10-K/A therein including “Item 9A(T) Controls and Procedures” under Part II of Form 10-K/A. The Amendment No. 4 also includes re-executed Exhibits 31.1 and 32.1.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

CERTIFICATE

I, Virginia K. Sourlis, Esq., the President (Principal Executive Officer and Principal and Financial/Accounting Officer) and sole Director, of Grace 1, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report on Form 10-K for the fiscal year ended May 31, 2008, and Amendment No. 4 thereto;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 4th day of February 2009.

/s/ Virginia K. Sourlis
Virginia K. Sourlis, Esq. President of Grace 1, Inc. (Principal Executive Officer) (Principal Financial and Accounting Officer)